UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Carel van Bylandtlaan 30, 2596 HR, The Hague

The Netherlands

Tel No: 011 31 70 377 9111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit
No.	Description
99.1	Regulatory release.
99.2	Royal Dutch Shell plc –Three month period ended March 31, 2020 Unaudited Condensed Interim Financial Report.

This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Interim Financial Statements of the Registrant and its subsidiaries for the three month period ended March 31, 2020, and Business Review in respect of such periods. This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report required to keep current the Registrant's registration statement on Form F-3.

This Report on Form 6-K is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Linda M. Coulter

Name: Linda M. Coulter
Title: Company Secretary

Date: April 30, 2020

Exhibit 99.1
Regulatory release

Three month period ended March 31, 2020
Unaudited Condensed Interim Financial Report

On April 30, 2020, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three month period ended March 31, 2020, of Royal Dutch Shell plc and its subsidiaries (collectively, “Shell”).

Contact – Investor Relations
International:	+31 (0)70 377 4540
North America:	+1 832 337 2034

Contact – Media
International:	+44 (0) 207 934 5550
USA:	+1 832 337 4355

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4

Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2020
Unaudited Condensed Interim Financial Report

ROYAL DUTCH SHELL PLC 1ST QUARTER 2020 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million
Q1 2020	Q4 2019	Q1 2019	%¹		Reference
(24)	965	6,001	-100	Income/(loss) attributable to shareholders
2,756	871	5,293	-48	CCS earnings attributable to shareholders	Note 2
(104)	(2060)	(8)		Of which: Identified items	A
2,860	2,931	5,301	-46	CCS earnings attributable to shareholders excluding identified items
97	125	131		Add: CCS earnings attributable to non-controlling interest
2,957	3,056	5,432	-46	CCS earnings excluding identified items
				Of which:
2,143	1,986	2,569		Integrated Gas
291	709	1,648		Upstream
1,363	1,501	1,448		Oil Products
148	(65)	451		Chemicals
(989)	(1,075)	(684)		Corporate
14,851	10,267	8,630	+72	Cash flow from operating activities
(2,718)	(4,862)	(4,622)		Cash flow from investing activities
12,133	5,405	4,008		Free cash flow	G
0.00	0.12	0.74	-100	Basic earnings per share ($)
0.35	0.11	0.65	-46	Basic CCS earnings per share ($)	B
0.37	0.37	0.65	-43	Basic CCS earnings per share excl. identified items ($)
0.16	0.47	0.47	-66	Dividend per share ($)

1.        Q1 on Q1 change.

CCS earnings attributable to shareholders excluding identified items were $2.9 billion, reflecting lower realised oil, gas and LNG prices, weaker realised refining and chemicals margins as well as lower sales volumes, compared with the first quarter 2019. This was partly offset by favourable movements in deferred tax positions and lower operating expenses.

Cash flow from operating activities excluding working capital movements was $7.4 billion, reflecting lower earnings and higher cost-of-sales adjustment, partly offset by higher cash inflows related to commodity derivatives and lower tax payments, compared with the first quarter 2019.

Total dividends distributed to shareholders in the quarter were $3.5 billion. During the quarter, Shell completed another tranche of the share buyback programme. Since the launch of the programme, Shell has bought back almost $16 billion in shares for cancellation.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented: "Under extremely challenging conditions, Shell is stepping up to protect our people and support communities around the globe while delivering strong safety and operational performance across our business. Our Integrated Gas and Marketing businesses continued to achieve robust results this quarter, bringing resilience to our cash flows. In March, we took decisive actions to reduce our spending, increase our liquidity and position our business to manage the deteriorating macroeconomic and commodity price outlook. Our integrated business model, the high quality of our assets and the resourcefulness of our people have allowed us to respond swiftly.

Given the continued deterioration in the macroeconomic outlook and the significant mid and long-term uncertainty, we are taking further prudent steps to bolster our resilience, underpin the strength of our balance sheet and support the long-term value creation of Shell. Starting this quarter, the Board has decided to reduce our quarterly dividend to 16 US cents per share."

Chair of the Board of Royal Dutch Shell Chad Holliday commented: “Shareholder returns are a fundamental part of Shell’s financial framework. However, given the risk of a prolonged period of economic uncertainty, weaker commodity prices, higher volatility and uncertain demand outlook, the Board believes that maintaining the current level of shareholder distributions is not prudent. Following the announcement not to continue with the next tranche of the share buyback programme, the Board has also decided to reduce the first quarter 2020 dividend and reset to 16 US cents per share.

As conditions allow, the Board will continue to evaluate our capital allocation priorities between ongoing investment in our business, maintaining a strong balance sheet and increasing returns to shareholders which remains our ambition."

ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million
Q1 2020	Q4 2019	Q1 2019	%¹		Reference
4,970	6,883	5,601		Cash capital expenditure	C
3,719	3,763	3,752	-1	Total production available for sale (thousand boe/d)
46.53	56.60	57.42	-19	Global liquids realised price ($/b)
4.31	4.42	5.37	-20	Global natural gas realised price ($/thousand scf)
8,618	10,384	8,917	-3	Operating expenses	F
8,600	9,993	8,865	-3	Underlying operating expenses	F
4.6%	6.7%	9.2%		ROACE (Net income basis)	D
6.1%	6.9%	8.4%		ROACE (CCS basis excluding identified items)	D
28.9%	29.3%	26.5%		Gearing	E
1.	Q1 on Q1 change.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	6

FIRST QUARTER 2020 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell announced that it will not proceed with the proposed Lake Charles LNG project due to the current market conditions. Accordingly, Energy Transfer will take over as the project developer.

In April, Shell took the final investment decision to develop the first phase of Arrow Energy’s (Shell interest 50%) Surat Gas Project in Queensland, Australia, which will bring up to 90 billion cubic feet per year of new gas to market at peak production.

Oil Products

During the quarter, Shell completed the sale of the Martinez refinery in the USA to PBF Energy for $1.2 billion, which includes the refinery and inventory.

PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million
Q1 2020	Q4 2019	Q1 2019	%¹
1,812	1,897	2,795	-35	Segment earnings
(331)	(89)	226		Of which: Identified items (Reference A)
2,143	1,986	2,569	-17	Earnings excluding identified items
3,986	3,457	4,227	-6	Cash flow from operating activities
3,352	4,017	3,715	-10	Cash flow from operating activities excluding working capital movements (Reference H)
882	1,323	1,344		Cash capital expenditure (Reference C)
162	161	137	+19	Liquids production available for sale (thousand b/d)
4,596	4,578	4,143	+11	Natural gas production available for sale (million scf/d)
955	950	851	+12	Total production available for sale (thousand boe/d)
8.88	9.21	8.74	+2	LNG liquefaction volumes (million tonnes)
19.00	20.09	17.51	+9	LNG sales volumes (million tonnes)
1.	Q1 on Q1 change.

First quarter identified items primarily reflected losses of $154 million related to the fair value accounting of commodity derivatives and a charge of $121 million related to the impact of the weakening Australian dollar on a deferred tax position.

Compared with the first quarter 2019, Integrated Gas earnings excluding identified items primarily reflected lower realised LNG, oil and gas prices as well as lower contributions from trading and optimisation and higher depreciation, partly offset by favourable movements in deferred tax positions and higher LNG sales volumes.

Compared with the first quarter 2019, total production increased by 12% mainly due to lower maintenance activities and field ramp-ups in Trinidad and Tobago and Australia. LNG liquefaction volumes increased mainly as a result of lower maintenance activities and new LNG capacity, partly offset by lower feedgas availability compared with the first quarter 2019.

Compared with the first quarter 2019, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings, partly offset by higher cash inflows related to commodity derivatives.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	7

UPSTREAM

Quarters				$ million
Q1 2020	Q4 2019	Q1 2019	%¹
(863)	(855)	1,624	-153	Segment earnings
(1,154)	(1,564)	(23)		Of which: Identified items (Reference A)
291	709	1,648	-82	Earnings excluding identified items
5,607	3,995	5,278	+6	Cash flow from operating activities
3,718	4,834	5,263	-29	Cash flow from operating activities excluding working capital movements (Reference H)
2,521	2,768	2,491		Cash capital expenditure (Reference C)
1,730	1,716	1,667	+4	Liquids production available for sale (thousand b/d)
5,680	6,027	6,864	-17	Natural gas production available for sale (million scf/d)
2,710	2,755	2,850	-5	Total production available for sale (thousand boe/d)
1.	Q1 on Q1 change.

First quarter identified items primarily reflected a charge of $776 million related to the impact of the weakening Brazilian real on a deferred tax position and a charge of $416 million related to impairments, mainly in Brazil and the USA.

Compared with the first quarter 2019, Upstream earnings excluding identified items reflected lower realised oil and gas prices as well as lower total production volumes. Earnings were also negatively impacted by lower sales volumes associated with the timing of liftings.

Compared with the first quarter 2019, total production was 5% lower, mainly due to divestments, field decline and lower production in the NAM joint venture, partly offset by field ramp-ups in the Santos Basin, Gulf of Mexico and Permian. Excluding portfolio impacts, production was in line with the same quarter a year ago.

Compared with the first quarter 2019, cash flow from operating activities excluding working capital movements mainly reflected lower cash earnings, partly offset by lower tax payments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	8

OIL PRODUCTS

Quarters				$ million
Q1 2020	Q4 2019	Q1 2019	%¹
2,211	1,183	1,224	+81	Segment earnings²
849	(318)	(225)		Of which: Identified items (Reference A)
1,363	1,501	1,448	-6	Earnings excluding identified items²
				Of which:
158	531	420	-62	Refining & Trading
1,205	971	1,029	+17	Marketing
4,878	2,538	(598)	+915	Cash flow from operating activities
353	3,120	2,589	-86	Cash flow from operating activities excluding working capital movements (Reference H)
580	1,628	853		Cash capital expenditure (Reference C)
2,397	2,438	2,666	-10	Refinery processing intake (thousand b/d)
5,278³	6,435	6,467	-18	Oil Products sales volumes (thousand b/d)

1.	Q1 on Q1 change.
2.	Earnings are presented on a CCS basis (See Note 2).
3.	With effect from the first quarter 2020, the reporting of Oil Products sales volumes has changed (See Note 2). Sales volumes would be 5,937 thousand b/d in the first quarter 2020 on a comparable basis with 2019.

First quarter identified items primarily reflected gains of $966 million related to the fair value accounting of commodity derivatives.

Compared with the first quarter 2019, Oil Products earnings excluding identified items reflected weaker realised refining margins and lower contributions from crude oil trading and optimisation as well as unfavourable movements in deferred tax positions. This was partly offset by higher realised marketing margins and lower operating expenses.

Cash flow from operating activities excluding working capital movements reflected lower earnings and higher cost-of-sales adjustment, partly offset by increased cash inflows from commodity derivatives, compared with the first quarter 2019.

The COVID-19 outbreak had a relatively minor impact on Marketing volumes in the first two months of the first quarter 2020. The estimated impact in March is a decrease of approximately 15% in Marketing volumes. The expected impact in the second quarter 2020 is reflected in the outlook section.

With effect from the first quarter 2020, Oil Products sales volumes reporting has changed. Excluding this impact, Oil Products sales volumes decreased due to lower refining, trading and marketing sales volumes compared with the first quarter 2019.

▪	Refining & Trading earnings excluding identified items reflected lower realised refining margins and lower contributions from crude oil trading and optimisation, partly offset by lower operating expenses, compared with the first quarter 2019.

With effect from the first quarter 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 81% compared with 79% in the first quarter 2019, mainly due to lower planned downtime.

▪	Marketing earnings excluding identified items reflected higher realised global commercial and retail margins as well as lower operating expenses, partly offset by lower retail and aviation sales volumes, compared with the first quarter 2019.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	9

CHEMICALS

Quarters				$ million
Q1 2020	Q4 2019	Q1 2019	%¹
146	(78)	452	-68	Segment earnings²
(2)	(13)	2		Of which: Identified items (Reference A)
148	(65)	451	-67	Earnings excluding identified items²
(178)	(44)	(11)	-1,474	Cash flow from operating activities
189	338	528		Cash flow from operating activities excluding working capital movements (Reference H)
846	1,023	828		Cash capital expenditure (Reference C)
3,871	3,454	4,137	-6	Chemicals sales volumes (thousand tonnes)

1.	Q1 on Q1 change.
2.	Earnings are presented on a CCS basis (See Note 2).

Compared with the first quarter 2019, Chemicals earnings excluding identified items reflected weaker realised base chemicals and intermediates margins as well as higher operating expenses.

Cash flow from operating activities excluding working capital movements reflected lower earnings and higher cost-of-sales adjustment, partly offset by higher dividends received compared with the first quarter 2019.

With effect from the first quarter 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 84%, at a similar level as in the first quarter 2019.

CORPORATE

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
(453)	(1,151)	(671)	Segment earnings
535	(76)	13	Of which: Identified items (Reference A)
(989)	(1,075)	(684)	Earnings excluding identified items
559	321	(266)	Cash flow from operating activities
(239)	(9)	17	Cash flow from operating activities excluding working capital movements (Reference H)

First quarter identified items primarily reflected a gain related to the impact of the weakening Brazilian real on financing positions.

Compared with the first quarter 2019, Corporate earnings excluding identified items reflected adverse currency exchange rate effects, partly offset by higher tax credits.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	10

OUTLOOK FOR THE SECOND QUARTER 2020

As a result of COVID-19, there is significant uncertainty in the expected macroeconomic conditions with an expected negative impact on demand for oil, gas and related products. Furthermore, recent global developments and uncertainty in oil supply have caused further volatility in commodity markets. The second quarter 2020 outlook provides ranges for operational and financial metrics based on current expectations, but these are subject to change in the light of current evolving market conditions. Due to demand or regulatory requirements and/or constraints in infrastructure, Shell may need to take measures to curtail or reduce oil and/or gas production, LNG liquefaction as well as utilisation of refining and chemicals plants and similarly sales volumes could be impacted. These measures would likely have negative impacts on Shell's operational and financial metrics.

Integrated Gas production is expected to be approximately 840 - 890 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.4 - 8.2 million tonnes. More than 90% of the term contracts for LNG sales are oil price linked with a price lag of typically 3 - 6 months.

Upstream production is expected to be approximately 1,750 - 2,250 thousand boe/d.

Refinery utilisation is expected to be approximately 60% - 70%.

Oil Products sales volumes are expected to be approximately 3,000 - 4,000 thousand b/d.

Chemicals manufacturing plant utilisation is expected to be approximately 70% - 80%.

Chemicals sales volumes are expected to be approximately 3,500 - 4,100 thousand tonnes.

Corporate segment earnings excluding identified items are expected to be a net expense of approximately $800 - 875 million in the second quarter 2020 and a net expense of approximately $3,200 - 3,500 million for the full year 2020. This excludes the impact of currency exchange rate effects.

Shell announced a series of operational and financial initiatives that are expected to result in reduction of underlying operating expenses by $3-4 billion per annum over the next 12 months compared with 2019 levels; reduction of cash capital expenditure to $20 billion or below for 2020 from a planned level of around $25 billion; and material reductions in working capital. In addition, Shell has decided not to continue with the next tranche of the share buyback programme following the completion of the most recent tranche.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	11

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
60,029	84,006	83,735	Revenue¹
854	719	1,484	Share of profit of joint ventures and associates
76	340	443	Interest and other income
60,959	85,066	85,662	Total revenue and other income
43,213	60,570	59,923	Purchases
5,982	7,247	6,354	Production and manufacturing expenses
2,393	2,831	2,352	Selling, distribution and administrative expenses
243	306	212	Research and development
294	965	306	Exploration
7,093	9,238	5,950	Depreciation, depletion and amortisation²
1,118	1,118	1,159	Interest expense
60,336	82,275	76,256	Total expenditure
623	2,791	9,406	Income/(loss) before taxation
646	1,702	3,248	Taxation charge/(credit)
(23)	1,089	6,157	Income/(loss) for the period¹
1	124	156	Income/(loss) attributable to non-controlling interest
(24)	965	6,001	Income/(loss) attributable to Royal Dutch Shell plc shareholders
0.00	0.12	0.74	Basic earnings per share ($)³
0.00	0.12	0.73	Diluted earnings per share ($)³
1.	See Note 2 “Segment information”.
2.	Includes impairment charges of $749 million (Q4 2019: $2,941 million; Q1 2019: $33 million) mainly due to changes to oil price outlook for 2020. See Note 1.
3.	See Note 3 “Earnings per share”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
(23)	1,089	6,157	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(3,935)	1,467	176	- Currency translation differences
(28)	(2)	11	- Debt instruments remeasurements
(152)	(135)	(446)	- Cash flow and net investment hedging gains/(losses)
101	(45)	26	- Deferred cost of hedging
(60)	24	(55)	- Share of other comprehensive income/(loss) of joint ventures and associates
(4,074)	1,310	(288)	Total
			Items that are not reclassified to income in later periods:
1,756	2,553	(1,474)	- Retirement benefits remeasurements
(137)	(5)	103	- Equity instruments remeasurements
48	6	1	- Share of other comprehensive income/(loss) of joint ventures and associates
1,667	2,554	(1,370)	Total
(2,407)	3,863	(1,658)	Other comprehensive income/(loss) for the period
(2,430)	4,952	4,500	Comprehensive income/(loss) for the period
(123)	143	177	Comprehensive income/(loss) attributable to non-controlling interest
(2,307)	4,809	4,322	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	13

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	March 31, 2020	December 31, 2019
Assets
Non-current assets
Intangible assets	23,218	23,486
Property, plant and equipment	232,099	238,349
Joint ventures and associates	22,646	22,808
Investments in securities	2,884	2,989
Deferred tax	10,706	10,524
Retirement benefits	8,352	4,717
Trade and other receivables	7,871	8,085
Derivative financial instruments¹	1,212	689
	308,988	311,647
Current assets
Inventories²	13,897	24,071
Trade and other receivables	36,798	43,414
Derivative financial instruments¹	12,467	7,149
Cash and cash equivalents	21,811	18,055
	84,973	92,689
Total assets	393,961	404,336
Liabilities
Non-current liabilities
Debt	79,298	81,360
Trade and other payables	2,705	2,342
Derivative financial instruments¹	1,807	1,209
Deferred tax	15,084	14,522
Retirement benefits	13,884	13,017
Decommissioning and other provisions	21,562	21,799
	134,339	134,249
Current liabilities
Debt	15,767	15,064
Trade and other payables	39,441	49,208
Derivative financial instruments¹	10,785	5,429
Taxes payable	7,079	6,693
Retirement benefits	402	419
Decommissioning and other provisions	2,769	2,811
	76,243	79,624
Total liabilities	210,582	213,873
Equity attributable to Royal Dutch Shell plc shareholders	179,639	186,476
Non-controlling interest	3,740	3,987
Total equity	183,379	190,463
Total liabilities and equity	393,961	404,336
1.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
2.	Includes write-downs of $3,726 million to net realisable value at March 31, 2020. See Note 1.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period	—	—	(2,283)	(24)	(2,307)	(123)	(2,430)
Transfer from other comprehensive income	—	—	(6)	6	—	—	—
Dividends³	—	—	—	(3,482)	(3,482)	(110)	(3,591)
Repurchases of shares	(5)	—	5	(1,006)	(1,006)	—	(1,006)
Share-based compensation	—	585	(374)	(253)	(43)	—	(43)
Other changes in non-controlling interest	—	—	—	1	1	(14)	(14)
At March 31, 2020	652	(479)	11,794	167,672	179,639	3,740	183,379
At January 1, 2019	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(1,679)	6,001	4,322	177	4,499
Transfer from other comprehensive income	—	—	(89)	89	—	—	—
Dividends	—	—	—	(3,875)	(3,875)	(119)	(3,994)
Repurchases of shares	(6)	—	6	(2,513)	(2,513)	—	(2,513)
Share-based compensation	—	849	(384)	(724)	(259)	—	(259)
Other changes in non-controlling interest	—	—	—	—	—	(16)	(16)
At March 31, 2019	680	(411)	14,468	181,588	196,325	3,931	200,256
1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	The amount charged to retained earnings is based on prevailing exchange rates on payment date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
623	2,791	9,406	Income before taxation for the period
			Adjustment for:
897	859	896	- Interest expense (net)
7,093	9,238	5,950	- Depreciation, depletion and amortisation
83	496	119	- Exploration well write-offs
106	(36)	(65)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses
(854)	(719)	(1,484)	- Share of (profit)/loss of joint ventures and associates
531	1,318	744	- Dividends received from joint ventures and associates
9,594	(546)	(2,841)	- (Increase)/decrease in inventories
6,314	(2,448)	(1,425)	- (Increase)/decrease in current receivables
(8,430)	961	783	- Increase/(decrease) in current payables
(171)	254	(1,109)	- Derivative financial instruments
(91)	217	22	- Retirement benefits
(102)	(141)	(302)	- Decommissioning and other provisions
579	(82)	26	- Other
(1,321)	(1,894)	(2,089)	Tax paid
14,851	10,267	8,630	Cash flow from operating activities
(4,263)	(6,707)	(5,121)	Capital expenditure
(559)	(112)	(441)	Investments in joint ventures and associates
(147)	(65)	(39)	Investments in equity securities
1,613	1,049	178	Proceeds from sale of property, plant and equipment and businesses
547	1,032	544	Proceeds from sale of joint ventures and associates
73	55	271	Proceeds from sale of equity securities
192	224	237	Interest received
855	918	680	Other investing cash inflows
(1,028)	(1,255)	(931)	Other investing cash outflows
(2,718)	(4,862)	(4,622)	Cash flow from investing activities
321	(406)	(91)	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
1,003	8,758	140	- New borrowings
(2,723)	(2,731)	(1,533)	- Repayments
(1,033)	(1,232)	(1,115)	Interest paid
(81)	(124)	(45)	Derivative financial instruments
(8)	2	(2)	Change in non-controlling interest
			Cash dividends paid to:
(3,483)	(3,725)	(3,875)	- Royal Dutch Shell plc shareholders
(110)	(133)	(68)	- Non-controlling interest
(1,486)	(2,848)	(2,255)	Repurchases of shares
(182)	(618)	(456)	Shares held in trust: net sales/(purchases) and dividends received
(7,781)	(3,057)	(9,300)	Cash flow from financing activities
(595)	289	21	Currency translation differences relating to cash and cash equivalents
3,756	2,637	(5,271)	Increase/(decrease) in cash and cash equivalents
18,055	15,417	26,741	Cash and cash equivalents at beginning of period
21,811	18,055	21,470	Cash and cash equivalents at end of period

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.       Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements ("Interim Statements") of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 190 to 238) and Form 20-F (pages 142 to 189) for the year ended December 31, 2019 as filed with the Registrar for Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.

The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2019 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

Key accounting considerations related to COVID-19 and the macroeconomic environment

Impairment

As a result of COVID-19 and the significant oil price drop in the first quarter 2020, oil and gas price assumptions applied for impairment testing were reviewed. On that basis, Shell has lowered its short-term price outlook for the remainder of 2020, which was the basis for impairment in the first quarter 2020.

Because of COVID-19 and OPEC+ actions there remains significant demand and supply uncertainties and accordingly, the medium and long-term price outlook also remain uncertain. As per normal process outlined in the 2019 Annual Report and Accounts and Form 20-F, these price assumptions are subject to review later this year.

For the impairments in the first quarter 2020, see footnote 2 on the Consolidated Statement of Income on page 12.

Inventories

As per accounting policies disclosed in Shell's 2019 Annual Report and Accounts and Form 20-F, inventories are stated at cost or net realisable value (‘NRV’), whichever is lower.

For the write-downs to NRV at March 31, 2020 see footnote 2 on the Condensed Consolidated Balance Sheet on page 14.

2.       Segment information

With effect from 2020, Shell's reporting segments consist of Integrated Gas, Upstream, Oil Products, Chemicals and Corporate, reflecting the way Shell reviews and assesses its performance. Oil Products and Chemicals businesses were previously reported under the Downstream segment. Oil sands mining activities, previously included in the Upstream segment, are reported under Oil Products. Comparative information has been reclassified.

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

With effect from January 1, 2020, additional contracts are classified as held for trading purposes and consequently revenue is reported on a net rather than gross basis. The effect on revenue for the first quarter 2020 is a reduction of $16,313 million.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

INFORMATION BY SEGMENT

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
			Third-party revenue
10,157	11,006	11,639	Integrated Gas
2,344	2,604	2,301	Upstream
44,297	67,354	66,051	Oil Products
3,221	3,033	3,733	Chemicals
11	9	11	Corporate
60,029	84,006	83,735	Total third-party revenue¹
			Inter-segment revenue²
891	1,117	1,092	Integrated Gas
6,476	9,416	9,532	Upstream
1,851	1,629	2,180	Oil Products
875	854	966	Chemicals
—	—	—	Corporate
			CCS earnings
1,812	1,897	2,795	Integrated Gas
(863)	(855)	1,624	Upstream
2,211	1,183	1,224	Oil Products
146	(78)	452	Chemicals
(453)	(1,151)	(671)	Corporate
2,854	996	5,424	Total

1.	Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. First quarter 2020 included income of $6,686 million (Q4 2019: $594 million income; Q1 2019: $737 million income). This amount includes both the reversal of prior gains of $317 million related to sales contracts and prior losses of $76 million related to purchase contracts that were previously recognised and where physical settlement has taken place in the first quarter 2020. This disclosure reflects the application of IFRIC agenda decision ‘Physical settlement of contracts to buy or sell a non-financial item (IFRS 9)’.

2.	Comparative information for inter-segment revenue for Upstream, Oil Products and Chemicals has been revised to conform with reporting segment changes applicable from 2020. Inter-segment revenue for Integrated Gas for the first quarter 2019 has been revised from $984 million to amend for certain intra-segment transactions previously reported as inter-segment revenue.

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
(24)	965	6,001	Income/(loss) attributable to Royal Dutch Shell plc shareholders
1	124	156	Income/(loss) attributable to non-controlling interest
(23)	1,089	6,157	Income/(loss) for the period
			Current cost of supplies adjustment:
3,774	(69)	(985)	Purchases
(916)	13	236	Taxation
19	(37)	16	Share of profit/(loss) of joint ventures and associates
2,876	(93)	(733)	Current cost of supplies adjustment¹
2,854	996	5,424	CCS earnings
			of which:
2,756	871	5,293	CCS earnings attributable to Royal Dutch Shell plc shareholders
97	125	131	CCS earnings attributable to non-controlling interest

1.	The adjustment attributable to Royal Dutch Shell plc shareholders is a positive $2,780 million in the first quarter 2020 (Q4 2019: negative $94 million; Q1 2019: negative $708 million)

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

3.       Earnings per share

EARNINGS PER SHARE

Quarters
Q1 2020	Q4 2019	Q1 2019
(24)	965	6,001	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)
			Weighted average number of shares used as the basis for determining:
7,819.8	7,907.2	8,152.2	Basic earnings per share (million)
7,819.8	7,962.5	8,210.7	Diluted earnings per share (million)

4.       Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(46,143,892)	(15,422,859)	(4)	(1)	(5)
At March 31, 2020	4,105,643,625	3,713,984,248	345	307	652
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(72,531,119)	—	(6)	—	(6)
At March 31, 2019	4,399,358,177	3,745,486,731	371	309	680

1.	Share capital at March 31, 2020 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2019, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,720 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2020, and the end of the Annual General Meeting to be held in 2020, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.       Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,283)	(2,283)
Transfer from other comprehensive income	—	—	—	—	(6)	(6)
Repurchases of shares	—	—	5	—	—	5
Share-based compensation	—	—	—	(374)	—	(374)
At March 31, 2020	37,298	154	128	675	(26,462)	11,794
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,679)	(1,679)
Transfer from other comprehensive income	—	—	—	—	(89)	(89)
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(384)	—	(384)
At March 31, 2019	37,298	154	101	713	(23,797)	14,468

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.       Derivative financial instruments and debt excluding lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2020, are consistent with those used in the year ended December 31, 2019, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES

$ million	Mar 31, 2020	Dec 31, 2019
Carrying amount	65,775	65,887
Fair value¹	68,770	71,163

1.	Mainly determined from the prices quoted for these securities.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is as follows:

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

IDENTIFIED ITEMS

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
			Identified items before tax
(76)	128	65	Divestment gains/(losses)
(749)	(2,941)	(33)	Impairments
968	616	(72)	Fair value accounting of commodity derivatives and certain gas contracts
(18)	(59)	(53)	Redundancy and restructuring
—	(333)	—	Other
125	(2,589)	(93)	Total identified items before tax
			Tax impact
44	(16)	(19)	Divestment gains/(losses)
213	700	(12)	Impairments
(131)	(90)	104	Fair value accounting of commodity derivatives and certain gas contracts
11	13	20	Redundancy and restructuring
(366)	29	(8)	Impact of exchange rate movements on tax balances
—	(108)	—	Other
(228)	529	86	Total tax impact
			Identified items after tax
(32)	111	46	Divestment gains/(losses)
(536)	(2,240)	(45)	Impairments
838	526	32	Fair value accounting of commodity derivatives and certain gas contracts
(7)	(46)	(33)	Redundancy and restructuring
(366)	29	(8)	Impact of exchange rate movements on tax balances
—	(441)	—	Other
(104)	(2,060)	(8)	Impact on CCS earnings
			Of which:
(331)	(89)	226	Integrated Gas
(1,154)	(1,564)	(23)	Upstream
849	(318)	(225)	Oil Products
(2)	(13)	2	Chemicals
535	(76)	13	Corporate
—	—	—	Impact on CCS earnings attributable to non-controlling interest
(104)	(2,060)	(8)	Impact on CCS earnings attributable to shareholders

The reconciliation from income attributable to RDS plc shareholders to CCS earnings attributable to RDS plc shareholders excluding identified items is shown on page 5.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Reference F).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Cash capital expenditure

Cash capital expenditure represents cash spent on maintaining and developing assets in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

With effect from the first quarter 2020, “Capital investment” is no longer presented in this announcement since Cash capital expenditure is considered to be more closely aligned with management’s focus on free cash flow generation.

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
4,263	6,707	5,121	Capital expenditure
559	112	441	Investments in joint ventures and associates
147	65	39	Investments in equity securities
4,970	6,883	5,601	Cash capital expenditure
			Of which:
882	1,323	1,344	Integrated Gas
2,521	2,768	2,491	Upstream
580	1,628	853	Oil Products
846	1,023	828	Chemicals
141	141	86	Corporate

D.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items.

Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis

In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

$ million	Quarters
	Q1 2020	Q4 2019	Q1 2019
Income - current and previous three quarters	10,252	16,432	24,033
Interest expense after tax - current and previous three quarters	2,854	3,024	2,601
Income before interest expense - current and previous three quarters	13,106	19,457	26,634
Capital employed – opening	292,797	295,398	289,335
Capital employed – closing	278,444	286,887	292,797
Capital employed – average	285,620	291,142	291,066
ROACE on a Net income basis	4.6%	6.7%	9.2%

ROACE on a CCS basis excluding identified items

In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

$ million	Quarters
	Q1 2020	Q4 2019	Q1 2019
CCS earnings - current and previous three quarters	13,256	15,827	23,964
Identified items - current and previous three quarters	(1,266)	(1,170)	2,119
Interest expense after tax – current and previous three quarters	2,854	3,024	2,601
CCS earnings excluding identified items before interest expense - current and previous three quarters	17,376	20,021	24,446
Capital employed – average	285,620	291,142	291,066
ROACE on a CCS basis excluding identified items	6.1%	6.9%	8.4%

E.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million	Quarters
	March 31, 2020	December 31, 2019	March 31, 2019
Current debt	15,767	15,064	15,381
Non-current debt	79,298	81,360	77,160
Total debt¹	95,065	96,424	92,541
Add: Debt-related derivative financial instruments: net liability/(asset)	1,218	701	1,158
Add: Collateral on debt-related derivatives: net liability/(asset)	(58)	23	27
Less: Cash and cash equivalents	(21,811)	(18,055)	(21,470)
Net debt	74,413	79,093	72,256
Add: Total equity	183,379	190,463	200,256
Total capital	257,792	269,557	272,512
Gearing	28.9%	29.3%	26.5%

1.	Includes lease liabilities of $29,290 million at March 31, 2020 and $30,537 million at December 31, 2019.

F.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
5,982	7,247	6,354	Production and manufacturing expenses
2,393	2,831	2,352	Selling, distribution and administrative expenses
243	306	212	Research and development
8,618	10,384	8,917	Operating expenses
			Of which identified items:
(18)	(58)	(52)	(Redundancy and restructuring charges)/reversal
—	(333)	—	(Provisions)/reversal
—	—	—	Other
(18)	(391)	(52)
8,600	9,993	8,865	Underlying operating expenses

G.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.

Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
14,851	10,267	8,630	Cash flow from operating activities
(2,718)	(4,862)	(4,622)	Cash flow from investing activities
12,133	5,405	4,008	Free cash flow
2,233	2,135	993	Less: Divestment proceeds (Reference I)
—	106	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")
404	551	358	Add: Cash outflows related to inorganic capital expenditure[1]
10,304	3,928	3,373	Organic free cash flow[2]

1.	Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.

2.	Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
14,851	10,267	8,630	Cash flow from operating activities
			Of which:
3,986	3,457	4,227	Integrated Gas
5,607	3,995	5,278	Upstream
4,878	2,538	(598)	Oil Products
(178)	(44)	(11)	Chemicals
559	321	(266)	Corporate
9,594	(546)	(2,841)	(Increase)/decrease in inventories
6,314	(2,448)	(1,425)	(Increase)/decrease in current receivables
(8,430)	961	783	Increase/(decrease) in current payables
7,478	(2,033)	(3,483)	(Increase)/decrease in working capital
7,373	12,300	12,113	Cash flow from operating activities excluding working capital movements
			Of which:
3,352	4,017	3,715	Integrated Gas
3,718	4,834	5,263	Upstream
353	3,120	2,589	Oil Products
189	338	528	Chemicals
(239)	(9)	17	Corporate

I.	Divestment proceeds

Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million
Q1 2020	Q4 2019	Q1 2019
1,613	1,049	178	Proceeds from sale of property, plant and equipment and businesses
547	1,032	544	Proceeds from sale of joint ventures and associates
73	55	271	Proceeds from sale of equity securities
2,233	2,135	993	Divestment proceeds

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 30, 2020. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This announcement contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

April 30, 2020

The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda M. Coulter, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2020

▪	Cash and cash equivalents increased to $21.8 billion at March 31, 2020, from $18.1 billion at December 31, 2019.

▪	Cash flow from operating activities was an inflow of $14.9 billion for the first quarter 2020, mainly driven by a positive movement in working capital.

▪	Cash flow from investing activities was an outflow of $2.7 billion, mainly driven by capital expenditure of $4.3 billion.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

▪	Cash flow from financing activities was an outflow of $7.8 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $3.5 billion, repurchases of shares of $1.5 billion and net debt repayments of $1.4 billion.

▪	Total current and non-current debt decreased to $95.1 billion at March 31, 2020, compared with $96.4 billion at December 31, 2019. Total debt excluding leases decreased by $0.1 billion and the carrying amount of leases decreased by $1.2 billion. In the first quarter 2020, no debt was issued under the US shelf registration or the Euro medium-term note programmes.

▪	Cash dividends paid to Royal Dutch Shell plc shareholders were $3.5 billion in the first quarter 2020 compared with $3.9 billion the first quarter 2019.

▪	Dividends of $0.16 per share are announced on April 30, 2020, in respect of the first quarter 2020. These dividends are payable on June 22, 2020. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 for additional information on the dividend access mechanism.

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2020. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
March 31, 2020
Equity attributable to Royal Dutch Shell plc shareholders	179,639

Current debt	15,767
Non-current debt	79,298
Total debt[A]	95,065
Total capitalisation	274,704

[A] Of the total carrying amount of debt at March 31, 2020, $65.5 billion was unsecured, $29.6 billion was secured and $55.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2019: $56.3 billion).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27